UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BORDERFREE, INC.

(Name of Subject Company (Issuer))

BRICKBREAKER ACQUISITION CORP.

(Offeror)

a direct wholly owned subsidiary of

PITNEY BOWES INTERNATIONAL HOLDINGS, INC.

(Offeror)

an indirect subsidiary of

PITNEY BOWES INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

09970L100

(CUSIP Number of Class of Securities)

Daniel Goldstein

Executive Vice President, Chief Legal and Compliance Officer

Pitney Bowes Inc.

3001 Summer St.

Stamford, Connecticut 06926-0700

(203) 356-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott A. Barshay, Esq.

Ting S. Chen, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$515,418,148	$59,891.59

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $14 (i.e., the per share tender offer price) by (y) the sum of (a) 32,066,998 shares of Borderfree common stock issued and outstanding, (b) 257,622 shares subject to issuance pursuant to stock options granted and outstanding under the U.S. Share Option Plan of Borderfree, Inc., (c) 568,974 shares subject to issuance pursuant to stock options granted and outstanding under the Israeli Share Option Plan of Borderfree, Inc., (d) 1,574,546 shares subject to issuance pursuant to stock options granted and outstanding under Borderfree’s 2011 Stock Option and Grant Plan, (e) 1,929,343 shares subject to issuance pursuant to stock options granted and outstanding under the 2014 Stock Option and Incentive Plan, (f) 30,000 shares subject to issuance pursuant to restricted stock units granted and outstanding under the 2014 Stock Option and Incentive Plan and (g) 388,099 shares subject to issuance pursuant to restricted stock units granted and outstanding under Borderfree’s 2015 Stock Option Inducement Plan. The foregoing share figures have been provided by the issuer to the offerors and are as of May 4, 2015, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2015, issued September 30, 2014, by multiplying the transaction value by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by: (i) BrickBreaker Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Pitney Bowes International Holdings, Inc., a Delaware corporation (“PBIH”) and an indirect subsidiary of Pitney Bowes Inc., a Delaware corporation (the “Parent”), (ii) PBIH and (iii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of Borderfree, Inc., a Delaware corporation (“Borderfree”), at a price of $14.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Borderfree, Inc., a Delaware corporation (“Borderfree”). Borderfree’s principal executive office is located at 292 Madison Avenue, 5th Floor, New York, NY 10017. Borderfree’s telephone number at such address is (212) 299-3500.

(b) This Schedule TO relates to all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Borderfree. Borderfree has advised Pitney Bowes Inc. (“Parent”) that, as of the close of business on May 4, 2015, 32,066,998 Shares were issued and outstanding and 4,748,584 Shares were reserved for future issuance pursuant to stock options and restricted stock units, as described in further detail in the Offer to Purchase. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Parent, Pitney Bowes International Holdings, Inc. (“PBIH”) and BrickBreaker Acquisition Corp. (“Purchaser”). The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent, PBIH and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Borderfree,” “Certain Information Concerning Parent, PBIH and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Borderfree,” “The Transaction Agreements” and “Purpose of the Offer; No Stockholder Approval; Plans for Borderfree” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Transaction Agreements,” “Purpose of the Offer; No Stockholder Approval; Plans for Borderfree,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Borderfree,” “Certain Information Concerning Parent, PBIH and Purchaser,” “Purpose of the Offer; No Stockholder Approval; Plans for Borderfree” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Borderfree,” “Certain Information Concerning Parent, PBIH and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Borderfree,” “Purpose of the Offer; No Stockholder Approval; Plans for Borderfree” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; No Stockholder Approval; Plans for Borderfree,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer,” “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 12, 2015.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on May 12, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Pitney Bowes Inc. and Borderfree, Inc. on May 5, 2015, originally filed as Exhibit 99.1 to Pitney Bowes Inc.’s Current Report on Form 8-K filed by Pitney Bowes Inc. with the Securities and Exchange Commission on May 5, 2015, which is incorporated by reference herein.

(a)(5)(B)	Letter to Employees sent by Pitney Bowes Inc. on May 5, 2015, originally filed as Exhibit 99.1 to Pitney Bowes Inc.’s Schedule TO-C filed by Pitney Bowes Inc. with the Securities and Exchange Commission on May 5, 2015, which is incorporated by reference herein.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and Borderfree, Inc., originally filed as Exhibit 2.1 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of January 12, 2015, between Pitney Bowes Inc. and Borderfree, Inc.*

(d)(3)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and William G. Bock, originally filed as Exhibit 10.1 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(4)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and Michael A. DeSimone, originally filed as Exhibit 10.2 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(5)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and Kris Green, originally filed as Exhibit 10.3 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(6)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and Edwin A. Neumann, originally filed as Exhibit 10.4 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(7)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp., Adams Street V, L.P. and BVCF IV, L.P, originally filed as Exhibit 10.5 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(8)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp., Daniel T. Ciporin and Daniel Ciporin 2014 Trust, originally filed as Exhibit 10.6 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(9)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp., Delta Fund I (Israel), L.P., Poalim Delta Fund, L.P., Gmulot Delta Fund, L.P. and Delta Fund I, L.P, originally filed as Exhibit 10.7 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(10)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp., The Stephen J. Getsy Living Trust, Stephen J. Getsy 2013 Grantor Retained Annuity Trust U/A DTD 7/16/2013, and Stephen J. Getsy, originally filed as Exhibit 10.8 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(11)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp., Pitango Venture Capital Fund III (USA) L.P., Pitango Venture Capital Fund III (Israeli Investors) L.P., Pitango Principals Fund III (USA) L.P., Pitango Venture Capital Fund III (USA) Non-Q L.P., Pitango Venture Capital Fund III Trusts 2000 Ltd. and Pitango Parallel Investor Fund III (USA) L.P, originally filed as Exhibit 10.9 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2015

BRICKBREAKER ACQUISITION CORP.

By:	/s/ STEVEN J. GREEN
Name:	Steven J. Green
Title:	President

PITNEY BOWES INTERNATIONAL HOLDINGS, INC.

By:	/s/ DEBBIE D. SALCE
Name:	Debbie D. Salce
Title:	Vice President and Treasurer

PITNEY BOWES INC.

By:	/s/ MARC B. LAUTENBACH
Name:	Marc B. Lautenbach
Title:	President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 12, 2015.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on May 12, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Pitney Bowes Inc. and Borderfree, Inc. on May 5, 2015, originally filed as Exhibit 99.1 to Pitney Bowes Inc.’s Current Report on Form 8-K filed by Pitney Bowes Inc. with the Securities and Exchange Commission on May 5, 2015, which is incorporated by reference herein.

(a)(5)(B)	Letter to Employees sent by Pitney Bowes Inc. on May 5, 2015, originally filed as Exhibit 99.1 to Pitney Bowes Inc.’s Schedule TO-C filed by Pitney Bowes Inc. with the Securities and Exchange Commission on May 5, 2015, which is incorporated by reference herein.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and Borderfree, Inc., originally filed as Exhibit 2.1 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of January 12, 2015, between Pitney Bowes Inc. and Borderfree, Inc.*

(d)(3)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and William G. Bock, originally filed as Exhibit 10.1 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(4)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and Michael A. DeSimone, originally filed as Exhibit 10.2 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(5)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and Kris Green, originally filed as Exhibit 10.3 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(6)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and Edwin A. Neumann, originally filed as Exhibit 10.4 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(7)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp., Adams Street V, L.P. and BVCF IV, L.P, originally filed as Exhibit 10.5 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(8)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp., Daniel T. Ciporin and Daniel Ciporin 2014 Trust, originally filed as Exhibit 10.6 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(9)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp., Delta Fund I (Israel), L.P., Poalim Delta Fund, L.P., Gmulot Delta Fund, L.P. and Delta Fund I, L.P, originally filed as Exhibit 10.7 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(10)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp., The Stephen J. Getsy Living Trust, Stephen J. Getsy 2013 Grantor Retained Annuity Trust U/A DTD 7/16/2013, and Stephen J. Getsy, originally filed as Exhibit 10.8 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(d)(11)	Tender and Support Agreement, dated as of May 5, 2015, by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp., Pitango Venture Capital Fund III (USA) L.P., Pitango Venture Capital Fund III (Israeli Investors) L.P., Pitango Principals Fund III (USA) L.P., Pitango Venture Capital Fund III (USA) Non-Q L.P., Pitango Venture Capital Fund III Trusts 2000 Ltd. and Pitango Parallel Investor Fund III (USA) L.P, originally filed as Exhibit 10.9 to Pitney Bowes Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, which is incorporated by reference herein.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith